Issuer Free Writing Prospectus dated March 30, 2016

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 28, 2016

Registration Statement No. 333-203882

CITY OFFICE REIT, INC.

This free writing prospectus relates only to the shares of common stock of City Office REIT, Inc. (the “Company”) described below and should be read together with the Preliminary Prospectus Supplement, dated March 28, 2016, relating to its public offering of common stock (the “Preliminary Prospectus Supplement”), which can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1593222/000119312516519860/d949134d424b5.htm.

Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to City Office REIT, Inc. Other defined terms used in this free writing prospectus are used in the manner described in the Preliminary Prospectus Supplement.

The following information supplements, updates and amends the information contained in the Preliminary Prospectus Supplement primarily to reflect (i) a decrease in the number of shares of Common Stock offered and (ii) changes to the use of proceeds of the offering. After discussions with the Second City Group, we no longer expect to offer to acquire shares of our common stock and/or common units from the Second City Group or to use a portion of the net proceeds of the offering to fund such purchase.

Common stock offered by us:	7,000,000 shares (plus an additional 1,050,000 shares of our common stock if the underwriters exercise in full their over-allotment option to purchase additional shares from us)

Use of proceeds

We intend to use the net proceeds of this offering as follows:

•     approximately $14 million to repay amounts outstanding under our term loan agreement;

•     approximately $54 million to repay amounts outstanding under our revolving credit facility; and

•     the remainder for general working capital purposes, including possible future acquisitions, creating reserves for capital expenditures, tenant improvements and leasing commissions.

Where similar language or information to that set forth in the preceding pages appears in other sections of the Preliminary Prospectus Supplement, corresponding amendments or updates to that language or information shall be made as set forth above.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by contacting Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by calling (800) 503-4611, or by emailing prospectus.cpdg@db.com.